White Label Chocolate Inc

Profit and Loss

January - December 2022

	TOTAL
Income	
Discounts given	-1,128.00
Fraud Charges	0.00
Sales	291,422.08
Shipping Income	2,526.91
Total Income	**$292,820.99**
Cost of Goods Sold	
Beans	62,659.15
Cocoa Butter	1,750.00
Cost of Goods Sold	8,319.12
Org Cane Sugar, XHP	5,832.60
Packaging	1,680.88
Shipping	3,721.67
Total Cost of Goods Sold	**$83,963.42**
GROSS PROFIT	**$208,857.57**
Expenses	
Bank Charges & Fees	2,069.51
Build out expenses	20,213.48
Car & Truck	3.00
Fuel	3,519.80
Total Car & Truck	**3,522.80**
Competitions	445.00
Contractor Services	29,065.96
Dues & Subscriptions	441.00
Equipment (small)	576.95
Equipment Repair	1,500.00
Equipment, Materials	25,892.56
Fab Shop	2,153.06
Facilities	16,423.54
Fundbox Revolving account	3,075.58
Insurance	1,775.87
Interest Paid	14,997.01
Legal & Professional Services	3,373.41
Machine Fab Materials	18,283.68
Materials Invoice	54.35
Meals Business Related	7,058.71
Office Supplies & Software	5,330.27
Operating Supplies	104.15
QuickBooks Payments Fees	1,619.83
R&D	63.00
Reimbursable Expenses	1,959.98

White Label Chocolate Inc

Profit and Loss

January - December 2022

	TOTAL
Rent & Lease	103,138.45
Repairs & Maintenance	5,266.74
Research & Development	355.44
Shipping (NON COGS)	114.00
Taxes & Licenses	13,041.72
team gifts	153.38
Travel	2,418.93
Meals	217.13
Total Travel	**2,636.06**
Utilities	600.00
Van Rental	1,026.50
Website	402.00
Total Expenses	**$286,733.99**
NET OPERATING INCOME	**$ -77,876.42**
Other Income	
refunds	181.51
Total Other Income	**$181.51**
Other Expenses	
Employee Perks	275.00
Entertainment, Business related	947.45
Total Other Expenses	**$1,222.45**
NET OTHER INCOME	**$ -1,040.94**
NET INCOME	**$ -78,917.36**

White Label Chocolate Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	826.81
QuickBooks Cash Account	8,449.49
WLC Checking (9949)	133,442.68
WLC Savings (9931)	156.00
Total Bank Accounts	**$142,874.98**
Accounts Receivable	
Accounts Receivable (A/R)	69,863.96
Total Accounts Receivable	**$69,863.96**
Other Current Assets	
Inventory	13,636.81
Uncategorized Asset	404.91
Undeposited Funds	33,738.70
Total Other Current Assets	**$47,780.42**
Total Current Assets	**$260,519.36**
Fixed Assets	
Accumulated Depreciation	-37,718.00
Equipment	103,866.11
Total Fixed Assets	**$66,148.11**
Other Assets	
N/R Mutari	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$326,667.47**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,477.06
Total Accounts Payable	**$2,477.06**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	3,497.65
Note (SB) # 1693	9,588.11
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$13,085.76**
Total Current Liabilities	**$15,562.82**

White Label Chocolate Inc

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
CALT Note	200,000.00
Conche Note	0.00
EIDL Loan	116,900.00
Father Loan	35,362.26
N/P Click Lease	-8,239.25
N/P Mutari	41,508.75
Tetra Loan	0.00
Total Long-Term Liabilities	**$385,531.76**
Total Liabilities	**$401,094.58**
Equity	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-73,420.31
Retained Earnings	77,910.56
Net Income	-78,917.36
Total Equity	**$ -74,427.11**
TOTAL LIABILITIES AND EQUITY	**$326,667.47**

White Label Chocolate Inc

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-78,917.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	23,187.45
Inventory	-2,597.40
Uncategorized Asset	-128.92
Accounts Payable (A/P)	9,186.12
Kabbage Revolving Debt (deleted)	9,020.78
California Department of Tax and Fee Administration Payable	3,497.65
Note (SB) # 1693	16,143.44
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**58,309.12**
Net cash provided by operating activities	**$ -20,608.24**
INVESTING ACTIVITIES	
Equipment	-7,248.16
Net cash provided by investing activities	**$ -7,248.16**
FINANCING ACTIVITIES	
CALT Note	100,000.00
EIDL Loan	88,500.00
Father Loan	-8,210.86
N/P Click Lease	-3,912.64
N/P Mutari	36,400.00
Opening Balance Equity	21.16
Owner's Pay & Personal Expenses	-44,096.75
Retained Earnings	-20,931.13
Net cash provided by financing activities	**$147,769.78**
NET CASH INCREASE FOR PERIOD	**$119,913.38**
Cash at beginning of period	56,700.30
CASH AT END OF PERIOD	**$176,613.68**